N E W S R E L E A S E

January 12, 2005	TSX Venture Exchange: CPQ

CANPLATS GRANTS STOCK OPTIONS

Vancouver, B.C. — Canplats Resources Corporation (TSX-V: CPQ) has granted, subject to TSX Venture Exchange approval, 465,000 incentive stock options to directors, officers and employees of the company. The stock options are exerciseable at a price $0.37 per share with a term expiring January 12, 2008.

Under the company’s Incentive Stock Option Plan, a maximum of 10% of the issued and outstanding shares have been reserved for issuance on the exercise of stock options. Following today’s grant, stock options to acquire a total of 5.9% of the issued capital of company are outstanding. The Plan was first presented to and approved by shareholders of the company in 2003 and reapproved at the Annual General Meeting held on December 15, 2004.

About Canplats Resources Corp.
Canplats Resources Corporation is a junior exploration company focused primarily on exploration for gold mineralization in Mexico. The company holds a 100% interest in four gold prospects: Rodeo, Yerbabuena, and the recently acquired El Rincon gold projects, all located in the state of Durango, and the Santa Lucia project in the state of Baja California. In addition, Canplats maintains claims in the Nipigon Plate area north of Thunder Bay, Ontario with drill targets that are prospective for platinum group mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.